FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

Commission File Number: 000-30666

NETEASE.COM, INC.

26/F, SP Tower D

Tsinghua Science Park Building 8

No. 1 Zhongguancun East Road, Haidian District

Beijing 100084, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N.A.

NETEASE.COM, INC.

Form 6-K

Page

Signature	Page 3

Notice of Annual General Meeting of Shareholders and Proxy Statement for 2006 Annual General Meeting	Exhibit 99.1

Form of Proxy Card for Holders of Ordinary Shares	Exhibit 99.2

Form of Voting Instruction Card to The Bank of New York for Holders of American Depositary Shares	Exhibit 99.3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Denny Lee
Name:	Denny Lee
Title:	Chief Financial Officer

Date: July 28, 2006

Exhibit 99.1

NetEase.com, Inc.

26/F, SP Tower D

Tsinghua Science Park Building 8

No. 1 Zhongguancun East Road, Haidian District

Beijing, People’s Republic of China 100084

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on September 7, 2006

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of NetEase.com, Inc. will be held on September 7, 2006 at 10:00 a.m., Beijing time, at our offices located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084, for the following purposes:

1.	To re-elect seven directors to serve for the ensuing year or until their successors are elected and duly qualified.

2.	To ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent auditors of NetEase.com, Inc. for the fiscal year ending December 31, 2006.

3.	To transact such other business as may properly come before the annual general meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Holders of record of our ordinary shares or American Depositary Shares representing those shares at the close of business on July 21, 2006 are entitled to vote at the annual general meeting and any adjournment or postponement thereof.

FOR THE BOARD OF DIRECTORS

William Ding
Member of the Board of Directors and Chief Executive Officer

Beijing, China

July 28, 2006

YOUR VOTE IS IMPORTANT

To ensure your representation at the annual general meeting, you are urged to mark, sign, date and return the enclosed proxy as promptly as possible in the accompanying envelope.

NETEASE.COM, INC.

PROXY STATEMENT

General

We are soliciting the enclosed proxy on behalf of our board of directors for use at the annual general meeting of shareholders to be held on September 7, 2006 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our offices located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084.

This proxy statement and the form of proxy are first being mailed to shareholders on or about July 28, 2006.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to the attention of Mr. Denny Lee, our Chief Financial Officer and a director, if you hold our ordinary shares, or to The Bank of New York if you hold American Depositary Shares, known as ADSs, representing our ordinary shares.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on July 21, 2006 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of May 31, 2006, 3,282,637,100 of our ordinary shares, par value US$0.0001 per share, were issued and outstanding, of which approximately 1,866,704,650 were represented by ADSs. The presence of at least two ordinary shareholders in person or by proxy will constitute a quorum for the transaction of business at the annual general meeting; provided, however, that in no case shall such quorum represent less than 33 1/3% of our outstanding ordinary shares.

Voting and Solicitation

Each share outstanding on the record date is entitled to one vote. Voting at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken.

The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of our ordinary shares and ADSs for their costs of forwarding solicitation materials to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted “FOR” proposals 1 and 2 and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

The Bank of New York, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, The Bank of New York will endeavor, to the extent practicable, to vote or cause to be voted the amount of shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the shares represented by the ADSs, only The Bank of New York may vote those shares at the annual general meeting.

The Bank of New York and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed ADR Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADR Voting Instruction Card is improperly completed or (iii) no ADR Voting Instruction Card is received by The Bank of New York from a holder of ADSs prior to 10 a.m., August 31, 2006, The Bank of New York will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the annual general meeting to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors.

Deadline for Shareholder Proposals

Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2007 annual general meeting must be received by January 3, 2007 at 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing 100084, People’s Republic of China and must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card.

PROPOSAL 1

ELECTION OF DIRECTORS

The board of directors has nominated all of our seven current directors for re-election at the 2006 annual general meeting. Each director to be elected will hold office until the next annual general meeting of shareholders and until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. All of the nominees have been previously elected by our shareholders, except for Lun Feng. Our Articles of Association presently authorize up to ten board positions. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the seven nominees named below. The board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, as well as our other current executive officer, their ages as of May 31, 2006 and the principal positions with NetEase held by them are as follows:

Name	Age	Position
William Ding	34	Director and Chief Executive Officer
Denny Lee	38	Director and Chief Financial Officer
Michael Tong	35	Director and Co-Chief Operating Officer
Donghua Ding (1)	68	Director
Lun Feng	46	Director
Michael Leung (1)	52	Director
Joseph Tong (1)	43	Director
Zhonghui Zhan	34	Co-Chief Operating Officer

(1)	Member of the audit, compensation and nominating committees.

Directors Nominated for Election at the Annual General Meeting

William Ding, our founder, has served as a director since July 1999 and as our Chief Executive Officer since November 2005. From March 2001 until November 2005, Mr. Ding served as our Chief Architect, and, from June 2001 until September 2001, he served as our acting Chief Executive Officer and acting Chief Operating Officer. Mr. Ding also stepped down as Chairman of the board of directors in September 2001 (the company currently has no permanently appointed Chairman). From July 1999 until March 2001, Mr. Ding served as Co-Chief Technology Officer, and from July 1999 until April 2000, he also served as our interim Chief Executive Officer. Mr. Ding established Guangzhou NetEase, our affiliate, in May 1997. Mr. Ding holds a Bachelor of Science degree in Communication Technology from the University of Electronic Science and Technology of China.

Denny Lee has served as a director and as our Chief Financial Officer since April 2002. Previously, he was our Financial Controller from November 2001 until that time. Prior to joining our company, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years, culminating in the position of Senior Manager in one of the audit departments where he specialized in auditing international clients. During his employment with KPMG, he also worked with a number of Chinese companies with respect to accounting and other aspects of their initial public offerings on the Hong Kong Stock Exchange, due diligence work in relation to potential investments in Chinese companies and financial and operational reviews of Chinese companies in connection with proposed investments in such companies by foreign investors. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Association of Chartered Certified Accountants.

Michael Tong became an Executive Director of our company in June 2003 and our Chief Operating Officer in July 2004. He has also served as one of our directors since December 1999. Previously, he was an Executive Director with techpacific.com Venture Capital Limited. In that capacity, he was primarily responsible for portfolio management of the funds managed by techpacific.com and its subsidiaries. Prior to joining techpacific.com in December 2000, Mr. Tong worked at Softbank China Venture Investments Limited in Hong Kong, where he was responsible for the evaluation, financial modeling, due diligence review and structuring of Softbank’s investments. He also worked at Nomura China Venture Investments Limited, Jardine Fleming Securities Limited and Ernst & Young, all in Hong Kong. Mr. Tong graduated with a Bachelor of Business Administration from the University of Wisconsin, Madison with a major in Accounting and an extra concentration in Computer Science in 1993. He is a member of the American Institute of Certified Public Accountants and the CFA Institute and is a Chartered Financial Analyst.

Donghua Ding has served as a director since June 2003. In 2002 and 2003, he served as an advisor to China Mobile (Shenzhen) Limited, a subsidiary of China Mobile (Hong Kong) Limited, the leading mobile operator in China and a listed company on the Stock Exchange of Hong Kong and the New York Stock Exchange. From 1997 until 2002, he served as a director and chief financial officer of China Mobile (Hong Kong) Limited where he was in charge of that company’s financial management. Mr. Ding was also a director of China Mobile Hong Kong (BVI) Limited. Prior to joining China Mobile (Hong Kong) Limited, Mr. Ding was the Chief Economist, Chief Accountant, Deputy Chief Economist and Department Director of the Guangdong Posts and Telecommunications Administration. He graduated from the Beijing University of Posts and Telecommunications in 1961 and has 40 years of management experience in the telecommunications industry, as well as in economics and finance.

Lun Feng has served as a director since July 2005. He has been the Chairman of Beijing Vantone Real Estate Co., Ltd., a private real estate investment company in China, since 1991. Mr. Feng has a Juris Doctor from the Chinese Academy of Social Sciences, a Masters of Law degree from the Party School of the Chinese Communist Party and a Bachelor of Arts in Economics from Northwest University.

Michael Leung has served as a director since July 2002. From October 2001 until October 2004 and again from September 2005 until the present time, Mr. Leung has served as a director of Matrix Asset Ltd., an investment firm co-founded by Mr. Leung in October 2001. From November 2004 until September 2005, he served as a director of AR Evans Capital Ltd., a Hong Kong-based investment bank, where he provided investment advisory services. From April 2002 until October 2004, he also provided periodic consultancy services to Koffman Securities, a brokerage firm in Hong Kong. From February 1999 to September 2001, he was a director at Emerging Markets Partnership (Hong Kong) Limited, which is the principal adviser to the AIG Asian Infrastructure Fund L.P. Mr. Leung received a Bachelor’s Degree in Social Sciences from the University of Hong Kong with a major in accounting, management and statistics.

Joseph Tong has been a director of, and management consultant to, Parworld Investment Management Limited, which provides financial and investment advisory services, since April 2004. From December 2002 until April 2004, Mr. Tong was engaged in establishing offices and operations in Hong Kong and China, setting up accounting and internal control policies and overseeing the overall operations for TLM Apparel Co., Ltd., a garment trading company operating in Hong Kong and China which he co-founded. Prior to that, from September 2000 to September 2002, he was the e-Commerce Director of the Asia Region for Universal Music Limited where he was responsible for forming e-business development strategies and overseeing new promotional opportunities. Mr. Tong has a Bachelor of Science degree and Second Honour Degree in Accounting and Statistics from the University of Southampton, England. He is a member of the American Institute of Certified Public Accountants and has served as a director since March 2003.

Other Current Executive Officer (not subject to proposal 1)

Zhonghui Zhan joined our company in October 1999 and has served in various positions, including most recently as a Senior Vice President in our game development group. Mr. Zhan was appointed as our Co-Chief Operating Officer in May 2006. Mr. Zhan has extensive experience in software and product development and management, and has had a leading role in many projects since joining us, including the development of our EaseBar browser toolbar and our proprietary Content Delivery System. Mr. Zhan received his Bachelor of Science and Master’s Degree in Automation from the South China University of Technology.

The directors will be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing directors, each shareholder may cast one vote per share owned for each director to be elected; shareholders cannot use cumulative voting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR

THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

Relationships Among Directors or Executive Officers; Right to Nominate Directors

There are no family relationships among any of the directors or executive officers of our company. None of our directors were nominated pursuant a contractual or other right.

Meetings and Committees of the Board of Directors

During the year 2005, our board met in person or passed resolutions by unanimous written consent eight times. We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and two of our directors attended the annual general meeting of shareholders held on June 23, 2005.

Our board has three committees, the audit committee, the compensation committee and the nominating committee. Messrs. Donghua Ding, Michael Leung and Joseph Tong are currently the members of all three committees.

In 2005, the audit committee met in person or passed resolutions by unanimous written consent five times. The board of directors has determined that Mr. Joseph Tong is an “audit committee financial expert” as defined by Item 16A of Form 20-F. The board of directors has adopted a written audit committee charter pursuant to which the audit committee is responsible for overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management’s procedures and policies relative to the adequacy of our internal accounting controls.

Our compensation committee was reformed in 2005, and it did not hold any meetings in that year. The board of directors has adopted a written compensation committee charter pursuant to which the compensation committee is responsible for, among other things, annually reviewing and approving our company’s corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating such officer’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by our board), determining and approving the chief executive officer’s compensation level based on this evaluation. The committee also annually reviews and makes recommendations to the board with respect to non-chief executive officer compensation, incentive-compensation plans and equity based-plans, administers our incentive-compensation plans and equity-based plans as in effect and as adopted from time to time by our board (the board retains, however, the authority to interpret such plans), and approves any new equity compensation plan or any material change to an existing plan where shareholders approval has not been obtained.

The nominating committee was formed in July 2005, and did not meet in person or pass resolutions by written consent in 2005. The board of directors has adopted a written nominating committee charter pursuant to which the nominating committee is responsible for monitoring the size and composition of our board and considering and making recommendations to our board with respect to the nominations or elections of directors of our company.

The audit, compensation and nominating committees are composed solely of non-employee directors, as such term is defined in Rule 16b-3 under the Exchange Act and the board of directors has determined that all such members are “independent” as that term is defined in Rule 4200(a)(15) of the Marketplace Rules of Nasdaq.

Compensation Committee Interlocks

No interlocking relationships have existed between our board of directors or compensation committee and the board of directors or compensation committee of any other company.

Compensation of Directors

In 2005, we paid each of Michael Leung, Joseph Tong and Donghua Ding the amount of US$3,300 per month for their services as non-executive directors for a total of US$39,600 each. We also paid Ronald Lee US$3,300 per month until he resigned from our board in July 2005, for a total of US$23,100.

In addition, in 2005 we paid each of Ming-Yong Chen (who joined our board in August 2005 and resigned in March 2006) and Lun Feng US$1,000 per month since August 2005 for their services as non-executive directors for a total of US$5,000 each. We also paid Donghua Ding, Ming-Yong Chen and Feng Lun US$8,765, US$954 and US$954 for Chinese individual income taxes on their behalf, respectively. Other than the foregoing payments, we did not pay any other compensation in any form to our non-executive directors in 2005. In 2005, we also granted stock options under our 2000 Stock Incentive Plan to two of our executive directors, Denny Lee and Michael Tong, as set forth in the table entitled “Option Grants in Last Fiscal Year” below.

All of our current directors have entered into indemnification agreements in which we agree to indemnify, to the fullest extent allowed by Cayman law, our charter documents or other applicable law, those directors from any liability or expenses, unless the liability or expense arises from the director’s own willful negligence or willful default. The indemnification agreements also specify the procedures to be followed with respect to indemnification.

Legal Proceedings

As previously disclosed by us, the staff of the U.S. Securities and Exchange Commission (SEC) conducted an investigation related to our restatement of our financial statements for the year ended December 31, 2000. On February 27, 2006, the SEC filed a settled action against our company alleging that we materially overstated our revenues and understated our net loss by improperly recognizing revenue in 2000 and 2001.

In its complaint, the SEC alleges that, among other things, NetEase employees circumvented the company’s internal accounting controls and falsified the company’s books and records in connection with hundreds of advertising and e-commerce contracts in 2000 and 2001. Without admitting or denying the allegations in the SEC’s complaint, NetEase consented to entry of a final judgment permanently enjoining the company from violating reporting, books and records, and internal control provisions of the federal securities laws, specifically, Sections 13(a), 13(b)(2)(A), 13(b)(2)(B) and 13(b)(5) of the Securities Exchange Act of 1934 and Rules 12b-20, 13a-16 and 13b2-1 thereunder. The settlement has been approved by the relevant U.S. federal court.

Access to Corporate Governance Policies

The company adopted a Code of Business Conduct which is available on our company’s website www.netease.com under the heading “About NetEase.” To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public.

Copies of our company’s committee charters and Code of Business Conduct will be provided to any shareholder upon written request to the Chief Financial Officer of NetEase.com, Inc., 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084.

PROPOSAL 2

RATIFICATION OF INDEPENDENT AUDITORS

Our audit committee recommends, and our board concurs, that PricewaterhouseCoopers Zhong Tian CPAs Limited Company be appointed as our independent auditors for the year ending December 31, 2006. Arthur Andersen • Hua Qiang audited our financial statements from our formation in July 1999 through fiscal year 2002. Following their dissolution, our board of directors appointed PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our independent auditors in July 2002.

In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

A representative of PricewaterhouseCoopers Zhong Tian CPAs Limited Company is expected to be present at the annual general meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal 2.

THE BOARD AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR

RATIFICATION OF THE APPOINTMENT OF

PRICEWATERHOUSECOOPERS ZHONG TIAN CPAS LIMITED COMPANY

AS OUR INDEPENDENT AUDITORS

FOR THE YEAR ENDING DECEMBER 31, 2006.

OTHER INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us with respect to the beneficial ownership as of May 31, 2006 (unless otherwise indicated) by:

•	all persons who are beneficial owners of five percent or more of our ordinary shares,

•	each of our directors,

•	our current Chief Executive Officer, Chief Financial Officer and Co-Chief Operating Officers, and

•	all current directors and executive officers as a group.

As of May 31, 2006, 3,282,637,100 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission (SEC) governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. The shareholders listed below do not have different voting rights.

	Number of Shares Beneficially Owned
Name	Number	Percentage
5% Shareholder
Shining Globe International Limited/William Ding (1)	1,506,000,000	45.9%
c/o NetEase.com, Inc., 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084
Legg Mason, Inc. (2)	228,530,000	7.0%
100 Light Street, Baltimore, Maryland 21202

Executive Officers and Directors (3)
Denny Lee	2,250,000	*
Michael Tong (4)	3,750,000	*
Donghua Ding	—	—
Zhonghui Zhan (5)	2,105,000	*
Lun Feng	—	—
Michael Leung	—	—
Joseph Tong	—	—
All current directors and executive officers as a group (8 persons) (6)	1,514,105,000	46.1%

*	Less than 1%
(1)	Shining Globe International Limited is 100% owned by William Ding, our founder, Chief Executive Officer and a director.

(2)	Includes 425,000 ordinary shares held by LMM, LLC, 170,000,000 ordinary shares held by Smith Barney Fund Management, LLC and 58,105,000 ordinary shares held by Citigroup Asset Management Limited, which are affiliated with Legg Mason, Inc. This share information is as of March 31, 2006 and is based upon a report on Schedule 13F filed by Legg Mason, Inc. with the Securities and Exchange Commission. We have no further information regarding the beneficial ownership of Legg Mason, Inc.
(3)	The address of our current executive officers and directors is c/o NetEase.com, Inc., 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084.
(4)	Includes 1,250,000 shares subject to stock options exercisable within 60 days of May 31, 2006, which have an exercise price of US$0.4863 per ordinary share and an expiration date of May 13, 2010.
(5)	Includes 100,000, 1,750,000 and 255,000 shares subject to stock options exercisable within 60 days of May 31, 2006, which have an exercise price of US$0.0219, US$0.1100 and US$0.4863 per ordinary share, respectively, and an expiration date of January 23, 2007, March 4, 2008 and May 13, 2010, respectively.
(6)	Shares owned by all of our current directors and executive officers as a group includes shares beneficially owned by William Ding. This amount also includes 3,355,000 shares subject to stock options currently exercisable or exercisable within 60 days of May 31, 2006.

Summary Compensation Table

The following table sets forth certain information concerning compensation paid during 2003, 2004 and 2005 to our current Chief Executive Officer, Chief Financial Officer and Chief Operating Officer and our former Acting Chief Executive Officer (referred to as the “Named Executive Officers” in this proxy statement):

Name and Principal Position	Fiscal Year	Annual Compensation			Long-Term Compensation
		Salary (US$)		Bonus (US$)(1)	Securities Underlying Options (#)	All Other Compensation (US$)
William Ding (2) Chief Executive Officer and a Director	2005	5,632		—	—	—
	2004	1,450		—	—	—
	2003	29,300		—	—	—

Denny Lee Chief Financial Officer and a Director	2005	248,342	(3)	240,000	5,000,000	—
	2004	247,032	(4)	190,000	15,000,000	—
	2003	206,750	(5)	160,000	8,000,000	14,668	(6)

Michael Tong Chief Operating Officer and a Director
	2005	216,073	(7)	240,000	5,000,000	—
	2004	204,754	(8)	190,000	15,000,000	—
	2003	110,523	(9)	75,000	10,000,000	—
Ted Sun (10) Former Acting Chief Executive Officer and a Director	2005	170,909		—	—	—
	2004	240,000		—	15,000,000	—
	2003	232,230	(11)	220,000	10,000,000	65,326	(12)

(1)	Includes bonus amounts in the year earned, rather than in the year in which such bonus amount was paid or is to be paid.
(2)	Mr. Ding was appointed our Chief Executive Officer in November 2005.
(3)	Includes a housing allowance of US$30,542 paid by our company on behalf of Mr. Lee and a cash living allowance of US$19,800 paid to Mr. Lee.
(4)	Includes a housing allowance of US$29,232 paid by our company on behalf of Mr. Lee and a cash living allowance of US$19,800 paid to Mr. Lee.
(5)	Includes a housing allowance of US$28,950 paid by our company on behalf of Mr. Lee and a cash living allowance of US$19,800 paid to Mr. Lee.
(6)	Represents payments for Chinese individual income taxes, which were borne by our company on behalf of Mr. Lee.
(7)	Includes a housing allowance of US$24,073 paid by our company on behalf of Mr. Tong.
(8)	Includes a housing allowance of US$12,754 paid by our company on behalf of Mr. Tong.
(9)	Includes a housing allowance of US$6,159 paid by our company on behalf of Mr. Tong.
(10)	Mr. Sun served as our Acting Chief Executive Officer from September 2001 until his death in September 2005.

(11)	Pursuant to the terms of his employment agreement, Mr. Sun received cash payments sufficient for him to purchase an aggregate of 25,000,000 of our ordinary shares from us at a price of US$0.006492 per share over an 18-month period commencing in 2001. Our board of directors set the per share purchase price at the fair market value of the shares, which was deemed to be the last closing price on Nasdaq prior to the grant of these subscription rights. In 2003, we paid Mr. Sun US$16,230 to purchase 2,500,000 of such shares in accordance with his subscription schedule. This cash amount is included as salary for 2003. In addition, the entry in this column for 2003 also includes Mr. Sun’s base salary and a housing allowance of US$18,767 paid by our company on behalf of Mr. Sun in that year.
(12)	Represents payments for Chinese individual income taxes, which were borne by our company on behalf of Mr. Sun.

We have entered into employment and related agreements with William Ding, Denny Lee, Michael Tong and Zhonghui Zhan, as described below.

William Ding. In August 1999, we entered into an employment agreement with Mr. Ding which provided for an initial annual salary of US$85,000, plus a discretionary bonus, if any. This employment agreement was amended on May 1, 2003 to lower such salary to RMB1,000 per month and again on November 25, 2005 to increase his salary to RMB30,000 per month. Under this employment agreement, Mr. Ding is obligated to keep all proprietary information regarding our company confidential, except in limited circumstances. He is further precluded during his employment with us from carrying on or being employed by any business in China which is in competition with us or, directly or indirectly, solicit away from our company any of our existing or prospective clients or customers.

Denny Lee. In April 2002, we entered into a new employment agreement with Denny Lee in connection with his promotion to the position of Chief Financial Officer. This agreement provides for an annual salary of US$158,000, plus a discretionary bonus to be determined by our company. With effect from January 1, 2004, his annual salary was increased from US$158,000 to US$198,000. Mr. Lee’s discretionary bonuses in 2003, 2004 and 2005 were US$160,000, US$190,000 and US$240,000, respectively. He is also entitled to receive a housing allowance and tax equalization benefits. If Mr. Lee’s employment is terminated for any reason other than his death, disability or pursuant to one of the statutory bases for terminating employees without notice under Hong Kong law, he shall be entitled to severance pay in the amount of six months of his then current base salary.

This agreement also prohibits Mr. Lee, for the six month period following his termination of employment with us, from obtaining an ownership interest in (unless the total investment represents less than 5% of any single class of shares of the competitor and the competitor is a listed company), or employment with, any company which carries on a business in Hong Kong or China which competes with our company and in which Mr. Lee was involved at any time during the last two years of his employment or in relation to which he acquired any confidential information during the course of his employment. During that same period, he may not solicit, entice or hire any of our employees or customers. Mr. Lee has also entered into a proprietary information agreement which obligates him to keep all proprietary information regarding our company confidential, except in limited circumstances.

Michael Tong. Mr. Tong’s employment agreement provides for an annual salary of US$168,000, plus a discretionary bonus to be determined by our company. With effect from January 1, 2004, his annual salary was increased from US$168,000 to US$192,000. Mr. Tong’s discretionary bonus in 2003, 2004 and 2005 was US$75,000, US$190,000 and US$240,000, respectively. He is also entitled to receive a housing allowance and tax equalization benefits. If

Mr. Tong’s employment is terminated for any reason other than his death, disability or pursuant to one of the statutory bases for terminating employees without notice under Hong Kong law, he shall be entitled to severance pay in the amount of three months of his then current base salary.

This agreement also prohibits Mr. Tong, for the six month period following his termination of employment with us, from obtaining an ownership interest in (unless the total investment represents less than 5% of any single class of shares of the competitor and the competitor is a listed company), or employment with, any company which carries on a business in Hong Kong or China which competes with our company and in which Mr. Tong was involved at any time during the last two years of his employment or in relation to which he acquired any confidential information during the course of his employment. During that same period, he may not solicit, entice or hire any of our employees or customers. Mr. Tong has also entered into a proprietary information agreement which obligates him to keep all proprietary information regarding our company confidential, except in limited circumstances.

Zhonghui Zhan. In May 2006, we entered into a new employment agreement with Zhonghui Zhan in connection with his promotion to the position of Co-Chief Operating Officer. The employment agreement provides for an annual salary of RMB456,000, plus a discretionary bonus to be determined by our company. Mr. Zhan is also entitled to receive tax advisory services reimbursement up to RMB30,000 per year. If Mr. Zhan is terminated without cause or resigns for good reason, he is entitled to receive a payment by us equal to his then-current monthly base salary multiplied by six plus the number of years between May 2006 and the termination date. He is also entitled to exercise his stock options which have vested at the time of his termination without cause or resignation for good reason (as such terms are defined in this employment agreements).

Mr. Zhan is prohibited from directly or indirectly (i) being employed by or participate in the management or operation of any business or entity that is or may be directly competitive with and offering similar products or services as us, for a period of one year after termination of employment for any reason, (ii) soliciting for employment any person who was employed by us during his employment with us, for a period of two years after termination of employment for any reason or (iii) working for any customer or potential customer of ours during his employment with us, for a period of two years after termination of employment for any reason. Mr. Zhan has also entered into a key employee invention assignment and confidentiality agreement in which he agrees to assign all rights in company-related inventions to us, and to keep our proprietary information confidential.

Option Grants in Last Fiscal Year

The following table sets forth information regarding stock options granted to our Named Executive Officers during 2005:

	Individual Grants
Name	Number of Securities Underlying Options Granted		% of Total Options Granted to Employees in Fiscal Year (1)	Exercise Price per Share (2)		Expiration Date	Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term (3)
							5%		10%
William Ding	—		—		—	—		—		—
Denny Lee	5,000,000		6.90%	US$	0.4863	May 13, 2010	US$	671,779	US$	1,484,455
Michael Tong	5,000,000		6.90%	US$	0.4863	May 13, 2010	US$	671,779	US$	1,484,455
Ted Sun	5,000,000	(4)	6.90%	US$	0.4863	May 13, 2010	US$	671,779	US$	1,484,455

(1)	Based on a total of 72,490,000 options granted to employees of NetEase in 2005, including options granted to the foregoing executive officers but excluding all options which were granted and terminated in that same year.
(2)	The exercise price per share of options granted represented the fair market value of the underlying ordinary shares on the date the options were granted.
(3)	The potential realizable value is net of exercise price and is calculated assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option, and that the option is exercised and sold on the last day of its term for the appreciated stock price. The appreciated stock prices used in these calculations do not represent our projections or estimates of the price of our ordinary shares or ADSs. Tax consequences relating to stock option transactions have not been taken into account.
(4)	Such options terminated following Mr. Sun’s death in September 2005.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth certain information with respect to stock options exercised by our Named Executive Officers during 2005. In addition, the table sets forth the number of shares covered by stock options as of December 31, 2005, and the value of “in-the-money” stock options, which represents the difference between the exercise price of a stock option and the market price of the shares subject to such option on December 31, 2005.

Name	Shares Acquired on Exercise	Value Realized (US$)(1)	Number of Securities Underlying Unexercised Options at December 31, 2005 (#)			Value of Unexercised In-the-Money Options at December 31, 2005 (US$) (2)
			Exercisable		Unexercisable	Exercisable	Unexercisable
William Ding	—	—	—		—	—	—
Denny Lee	9,750,000	4,299,100	0		20,250,000	0	5,124,775
Michael Tong	6,250,000	2,815,125	0		21,250,000	0	4,856,375
Ted Sun	5,000,000	1,761,500	3,750,000	(3)	0	980,625	0

(1)	The value realized upon the exercise of stock options represents the positive spread between the exercise price of stock options and the fair market of the shares subject to such options on the exercise date. The tax consequences applicable to the option grantees arising as a result of the option exercises and sales have not been taken into account.

(2)	The value of unexercised in-the-money options is calculated based upon the closing price of US$14.04 per ADS on the Nasdaq National Market on December 31, 2005, less the exercise price of the applicable option.
(3)	As of December 31, 2005, such options were exercisable by the trustee of Mr. Sun’s estate, but they subsequently terminated unexercised in accordance with the terms of such options.

Related Party Transactions

Our business was founded in June 1997. In July 1999, we established a new holding company, NetEase.com, Inc., in the Cayman Islands. In September 1999, we restructured our operations in order to comply with increasing regulation of the Internet industry in China. As part of this restructuring, substantially all of Guangzhou NetEase’s fixed and intangible assets and existing Internet applications, services and technologies were acquired by NetEase Information Technology (Beijing) Co., Ltd., or NetEase Beijing, a wholly owned subsidiary of NetEase formed in August 1999. Guangzhou NetEase, which is 90% owned by our founder, Chief Executive Officer, majority shareholder and a director, William Ding, has received approval from the Guangzhou telecommunications administrative authorities to provide Internet content services, and its 80% owned subsidiary, Beijing Guangyitong Advertising Co., Ltd., or Guangyitong Advertising, holds a license to operate an advertising business.

NetEase and NetEase Beijing entered into a series of agreements with Guangzhou NetEase, Guangyitong Advertising and the shareholders of Guangzhou NetEase and Guangyitong Advertising under which we provide our Internet and e-commerce applications, services and technologies and advertising services to Guangzhou NetEase and Guangyitong Advertising, and Guangzhou NetEase and Guangyitong Advertising operate the NetEase websites and our online advertising business. We believe that the terms of each agreement are no less favorable than the terms that we could obtain from disinterested third parties and that the shareholders of Guangzhou NetEase and Guangyitong Advertising will not receive material benefits from these agreements except as shareholders of NetEase. These agreements are described below.

•	Domain Name License Agreement between NetEase and Guangzhou NetEase. NetEase granted Guangzhou NetEase the right to use the domain names “netease.com,” “163.com,” “126.com,” “yeah.net” and “nease.net” on the NetEase websites in China for license fees of RMB10,000 per year. NetEase may waive this fee at any time.

•	Copyright License Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing granted Guangzhou NetEase the right to use NetEase Beijing’s web page layout in China for a royalty of RMB10,000 per year. NetEase Beijing may waive this fee at any time.

•	Trademark License Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing granted Guangzhou NetEase a license to use NetEase Beijing’s registered trademarks on the NetEase websites in China for license fees of RMB10,000 per year. NetEase Beijing may waive this fee at any time.

•	Exclusive Technical Services Master Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing provides Guangzhou NetEase with technical services for the operation of the NetEase websites, including:

•	server maintenance;

•	server application software development;

•	Internet application software development;

•	training; and

•	e-commerce related services.

Guangzhou NetEase pays monthly service fees to NetEase Beijing based on the actual operating circumstances of the parties. NetEase Beijing may unilaterally adjust such fees. NetEase Beijing has the right to transfer and sell its interests in this Exclusive Technical Services Master Agreement or any other agreements between it and Guangzhou NetEase.

•	Exclusive Consulting and Services Agreement between NetEase Beijing and Guangyitong Advertising. NetEase Beijing provides Guangyitong Advertising with technical consulting and related services for all advertisements published on the NetEase websites. Guangyitong Advertising submits designs of advertisements to be published on the NetEase websites, and NetEase Beijing completes the related technical work and delivers the completed advertisements to Guangyitong Advertising. Guangyitong Advertising pays fees to NetEase Beijing based on the actual operating circumstances of the parties, which consist of substantially all of Guangyitong Advertising’s advertising revenue, net of the related business tax and cultural development fee. NetEase Beijing may unilaterally adjust such fees.

•	Exclusive Advertising Agency Agreement between NetEase and Guangzhou NetEase. Guangzhou NetEase appointed NetEase as its advertising agent to solicit advertising customers on behalf of Guangzhou NetEase in markets outside of China. NetEase pays Guangzhou NetEase 10% of the total advertising revenue under this agreement per month.

•	Online Advertising Agreement between Guangzhou NetEase and Guangyitong Advertising, as amended by a Supplemental Agreement entered into in May 2000. Guangzhou NetEase sells all of the banner space on the NetEase websites to Guangyitong Advertising and publishes the advertisements provided by Guangyitong Advertising on the banner space purchased by Guangyitong Advertising. Guangyitong Advertising pays Guangzhou NetEase RMB10,000 per year. Guangzhou NetEase may waive this fee at any time.

By supplemental agreements entered into between the relevant parties in August 2005, the respective terms of the foregoing agreements are automatically renewable for successive one year terms, unless NetEase objects to such renewal.

•	Trademark Transfer Agreement between Guangzhou NetEase and NetEase Beijing. Guangzhou NetEase has agreed to transfer its registered trademarks to NetEase Beijing.

•	Supplemental Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing may not grant the license to use its domain name, copyright and trademark to any third party without Guangzhou NetEase’s consent and may not provide technical service to any third party.

•	Operating Agreement among NetEase Beijing, Guangyitong and the ultimate shareholders of Guangyitong Advertising. To ensure the successful performance of the various agreements between the parties, Guangyitong Advertising and its ultimate shareholders have agreed that they will not enter into any transaction, or fail to take any action, that would substantially affect the assets, liabilities, equity or operations of Guangyitong Advertising without the prior written consent of NetEase Beijing.

The parties have agreed that upon NetEase Beijing’s determination and at any time when NetEase Beijing is able to obtain approval to invest in and operate all or any part of Guangyitong Advertising, NetEase Beijing may acquire all or any part of the assets or equity interests of Guangyitong Advertising, to the extent permitted by Chinese law. The consideration for such acquisitions will be based on the book value of Guangyitong Advertising at the time of acquisition.

NetEase Beijing has agreed that it will provide performance guarantees and guarantee loans for working capital purposes to the extent required by Guangyitong Advertising for its operations.

The ultimate shareholders of Guangyitong Advertising have agreed that upon instruction from NetEase Beijing, they will appoint or terminate Guangyitong Advertising’s board members, General Manager, Chief Financial Officer and other senior officers.

NetEase Beijing has the right to transfer and sell its interests in the Operating Agreement or any other agreements between it and Guangyitong Advertising. The term of this agreement is 20 years from February 3, 2000.

•	Shareholder Voting Rights Trust Agreement among William Ding, Bo Ding and NetEase Beijing. Bo Ding irrevocably appoints NetEase Beijing to represent him to exercise all the voting rights to which he is entitled as a shareholder of Guangyitong Advertising and William Ding and Bo Ding agree to cause Guangzhou NetEase to irrevocably appoint NetEase Beijing to represent Guangzhou NetEase to exercise all the voting rights to which Guangzhou NetEase is entitled as a shareholder of Guangyitong Advertising. The term of this agreement is ten years from May 12, 2000.

•	Agreement between NetEase Beijing and Guangzhou NetEase. NetEase Beijing agrees to pay the operating costs of Guangzhou NetEase.

•

Letter of Agreement. Each of William Ding and Bo Ding have agreed that any amendments to be made to the Exclusive Consulting and Services Agreement, the Shareholder Voting Rights Trust Agreement, and the Operating

Agreement described above, as well as all other agreements to which Guangzhou NetEase, Guangyitong Advertising and/or William Ding and Bo Ding are parties, shall be subject to the approval by the vote of a majority of our board, excluding the vote of William Ding. Messrs. Ding have also agreed that, if any amendments to the above mentioned agreements require a vote of the shareholders of NetEase, Guangzhou NetEase or Guangyitong Advertising, as applicable, both of them will vote in their capacity as direct or indirect shareholders of these companies to act based upon the instructions of our board. This letter of agreement was supplemented in May and July 2004 to extend to the agreements with Ling Yi and the agreements with Guangzhou Interactive described below.

In October 2003, we also established a new affiliated entity in China, Guangzhou Ling Yi Electronics Technology Limited, or Ling Yi, and we entered into a series of agreements with that entity in May 2004, which are described below. Ling Yi has a license to provide Internet content, and it currently provides a small portion of our wireless value-added services, which constitutes an insignificant amount of our total revenue. We believe that the terms of each agreement with Ling Yi are no less favorable than the terms that we could obtain from disinterested third parties.

•	Domain Name License Agreement between NetEase and Ling Yi. Pursuant to this agreement, NetEase agreed to grant a non-exclusive license to Ling Yi to use the domain names “netease.com,” “163.com,” “126.com,” “yeah.net” and “nease.net” on the NetEase websites in China for a license fee of RMB10,000 per year, without the right to sub-license unless with the written consent of NetEase. This agreement has a term of five years, and will be automatically renewed for additional one year terms unless NetEase notifies Ling Yi that there will be no extension.

•	Web Page Layout Copyright License Agreement between NetEase Beijing and Ling Yi. Pursuant to this agreement, NetEase Beijing agreed to grant a non-exclusive license to Ling Yi to use certain copyrights relating to the web pages of the NetEase websites in China for a license fee of RMB10,000 per year, without the right to sub-license unless with the written consent of NetEase Beijing. This agreement has a term of one year, and will be automatically renewed for additional one year terms unless NetEase Beijing notifies Ling Yi that there will be no extension.

•	Exclusive Technical Services Master Agreement between NetEase Beijing and Ling Yi. Pursuant to this agreement, NetEase Beijing agreed to provide Ling Yi with technical services for the operation of the NetEase websites, including:

•	server maintenance;

•	server application software development;

•	Internet application software development;

•	training; and

•	e-commerce related services.

•	Ling Yi has agreed to pay a monthly service fee to NetEase Beijing in accordance with a formula based on minimum average daily page views. NetEase Beijing may unilaterally adjust such fees following a review of Ling Yi’s operations. NetEase Beijing is Ling Yi’s exclusive provider of these services. This agreement has a term of ten years, and will be automatically renewed for additional one year terms unless NetEase Beijing notifies Ling Yi that there will be no extension.

•	Trademark License Agreement between NetEase Beijing and Ling Yi. NetEase Beijing granted Ling Yi a non-exclusive license to use NetEase Beijing’s registered trademarks on the NetEase websites in China for license fees of RMB10,000 per year. NetEase Beijing may waive this fee in the future. This agreement has a term of one year, and will be automatically renewed for additional one year terms unless NetEase Beijing notifies Ling Yi that there will be no extension.

•	Agreement between NetEase Beijing and Ling Yi. NetEase Beijing agrees to pay the operating costs of Ling Yi.

In addition, our indirect wholly owned subsidiary, Guangzhou NetEase Interactive Entertainment Limited, or Guangzhou Interactive, entered into a Technical Services Agreement with Guangzhou NetEase and a Consulting and Services Agreement with Guangyitong Advertising, in July 2004. Under the Technical Services Agreement, Guangzhou Interactive agreed to provide Guangzhou NetEase with technical services for the operation of the NetEase websites, including:

•	server maintenance;

•	server application software development;

•	Internet application software development;

•	training; and

•	e-commerce related services.

Guangzhou NetEase has agreed to pay a monthly service fee to Guangzhou Interactive in accordance with a formula based on minimum average daily page views. Guangzhou Interactive may unilaterally adjust such fees following a review of Guangzhou NetEase’s operations. Under the Consulting and Services Agreement, Guangzhou Interactive provides Guangyitong Advertising with technical consulting and related services for advertisements published on the NetEase websites. Guangyitong Advertising pays fees to Guangzhou Interactive based on pageviews. Guangzhou Interactive may unilaterally adjust such fees. The initial terms of these two agreements is one year, and they are automatically renewable for additional one year terms, unless Guangzhou Interactive objects.

Lease of Property in Guangzhou Province

We intend to enter into a lease for approximately 20,000 square meters of office space located in Guangzhou Province which is owned by a third party property developer. Title for the property has not yet been granted by the local government authorities, and William Ding, our Chief Executive Officer, director and major shareholder, has agreed to indemnify our company for any losses or expenses we may incur due to the absence of the title. In addition, Mr. Ding has paid a deposit to the property developer and agreed to purchase the property once the title is issued.

Our major shareholders do not have different voting rights than any of our other shareholders.

COMPENSATION REPORT FROM THE COMPENSATION COMMITTEE

OF THE BOARD OF DIRECTORS

Our compensation committee was inactive from 2002 until it was reformed by the board in July 2005. The duties of the committee include determining and approving the chief executive officer’s compensation level, reviewing and making recommendations to the board with respect to non-chief executive officer compensation, incentive-compensation plans and equity based-plans, and administering our incentive-compensation plans and equity-based plans as in effect and as adopted from time to time by our board. The power to award options under the NetEase.com, Inc. 2000 Stock Incentive Plan for non-executive officers has been delegated to NetEase’s Chief Executive Officer.

The fundamental policy of the board of directors is to provide NetEase’s chief executive officer and other executive officers with competitive compensation opportunities based upon their contribution to the financial success of the company and their personal performance. In determining the compensation of NetEase’s current Chief Executive Officer, the committee focuses particularly on the fact that he is the majority shareholder of NetEase, and accordingly, his overall remuneration from NetEase is necessarily more dependent on the performance of the Company’s trading price on Nasdaq than on cash compensation. Accordingly, the compensation committee, with such officer’s concurrence, has determined that it is appropriate to provide the Chief Executive Officer with a nominal base salary and no bonuses or equity incentives.

For other executive officers, it is the board of directors’ objective to have a substantial portion of each officer’s compensation contingent upon our company’s performance as well as upon his or her own level of performance. Accordingly, the compensation package for such executive officers is comprised of three elements: (i) base salary which reflects individual performance and is designed primarily to be competitive with salary levels in the industry, (ii) annual variable performance awards payable in cash, and (iii) long-term stock-based incentive awards which strengthen the mutuality of interests between the executive officers and the company’s shareholders. As an executive officer’s level of responsibility increases, it is the intent of the board to have a greater portion of his or her total compensation be dependent upon company performance and stock price appreciation rather than base salary.

NetEase’s executive compensation is intended to be consistent with leading companies in the Internet and online games industries while being contingent upon achievement of near- and long-term corporate objectives. For the calendar year 2005, the principal measures the board of directors looked to in evaluating the company’s progress toward these objectives were growth in revenue, net profits and usage of the NetEase websites and the increase in the company’s stock price on Nasdaq.

Compensation for the company’s executive officers, other than the current Chief Executive Officer, is based on three components, each of which is intended to serve the overall compensation philosophy.

Base Salary. The base salary for each officer is determined on the basis of the following factors: experience, personal performance, the average salary levels in effect for comparable positions within and without the industry and internal comparability considerations. The weight given to each of these factors differs from individual to individual, as the board deems appropriate. In selecting comparable companies for the purposes of maintaining competitive compensation, the board of directors considers many factors including geographic location, growth rate, annual revenue and profitability, and market capitalization. The board of directors also considers companies outside the industry which may compete with NetEase in recruiting executive talent.

Annual Incentive Compensation. Bonuses for executives are intended to be used as an incentive to encourage management to perform at a high level or to recognize a particular contribution by an employee. Generally, the higher the employee’s level of responsibility, the larger the portion of the individual’s compensation package that may be represented by a bonus. Annual bonuses are earned by each executive officer primarily on the basis of the company’s achievement of certain corporate financial performance goals established for each fiscal year or designated individual goals. The actual bonus paid for the year to each of the Named Executive Officers is indicated in the Bonus column of the Summary Compensation Table.

Long-Term Compensation. The board of directors believes that stock ownership by management is beneficial in aligning management and shareholder interests with respect to enhancing shareholder value. Stock options and stock subscription arrangements (like the one provided to the company’s former chief executive officer upon his appointment) are also used to retain executives and motivate them to improve long-term stock market performance. Factors considered in making an award of stock options or stock subscription arrangements include the individual’s position in the company, his or her performance and responsibilities, and internal comparability considerations.

Each option grant under the company’s 2000 Stock Incentive Plan allows the employee to acquire ordinary shares at a fixed price per share over a specified period of time of not more than 10 years. The board of directors determines the vesting schedule of awards granted to executive officers under the plan.

The exercise price of incentive stock options must be at least equal to the fair market value of our company’s ordinary shares on the date of grant, and the term of the option must not exceed ten years. The purchase price of non-qualified stock options is typically at least 85% of the fair market value of our company’s ordinary shares on the date of grant. With respect to an employee who owns shares possessing more than 10% of the voting power of all classes of outstanding capital, the exercise price of any incentive stock option must equal at least 110% of the fair market value of our company’s ordinary shares on the date of grant and the term of the option must not exceed five years. The exercise or purchase price of other awards will be such price as determined by the board of directors. Employees are responsible in all cases for any tax expense associated with the grant, holding or exercise of these stock options.

As a result of these provisions, the option will provide a return to the executive officer only if the executive officer remains employed by the company during the vesting period, and then only if the market price of the underlying shares appreciates over the option term. The board of directors does not adhere to any specific guidelines as to the relative option holdings of our company’s executive officers. The actual options granted to each of the Named Executive Officers in the Summary Compensation Table is indicated in the Long-Term Compensation column.

Stock subscription arrangements, whereby the company issues a specified number of shares over a period of time while the recipient is employed by the company, are made outside of the company’s stock incentive plans and the terms are individually tailored for each recipient.

Compensation of the Chief Executive Officer. The compensation of the Chief Executive Officer is reviewed annually. Our current Chief Executive Officer, William Ding, who assumed this position in November 2005, currently receives a base salary of US$3,717 per month.

Compensation Committee

Donghua Ding
Michael Leung
Joseph Tong

AUDIT COMMITTEE REPORT

Our audit committee oversees the financial reporting process on behalf of the board of directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. NetEase’s independent accountant is responsible for expressing an opinion on the conformity of its audited financial statements with generally accepted accounting principles. We appointed PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our company’s independent accountant for 2005 after reviewing that firm’s performance and independence from management. We have recommended that PricewaterhouseCoopers Zhong Tian CPAs Limited Company be reappointed as our company’s independent accountant for fiscal year 2006 at the shareholders annual general meeting scheduled on September 7, 2006.

In fulfilling our oversight responsibilities, we reviewed with management the audited financial statements prior to their issuance and publication in the 2005 Annual Report to Shareholders. We reviewed with NetEase’s independent accountant its judgments as to the quality, not just the acceptability, of NetEase’s accounting principles and discussed with its representatives other matters required to be discussed under generally accepted auditing standards, including matters required to be discussed in accordance with the Statement on Auditing Standards No. 61 (Communication with Audit Committees) of the Auditing Standards Board of the American Institute of Certified Public Accountants. We also discussed with the independent accountant its independence from management and NetEase and its affiliates, and received its written disclosures pursuant to Independence Standards Board Standard No. 1. We further considered whether the non-audit services described elsewhere in this proxy statement provided by the independent accountant are compatible with maintaining the accountant’s independence.

We also discussed with NetEase’s independent accountant the overall scope and plans for its audit. We met with the independent accountant, with and without management present, to discuss the results of its examination, its evaluation of NetEase’s internal controls, and the overall quality of financial reporting.

In reliance upon the reviews and discussions referred to above, we recommended to the board of directors, and the board of directors approved, the inclusion of the audited financial statements in the Annual Report on Form 20-F for the year ended December 31, 2005, for filing with the Securities and Exchange Commission.

Audit Committee

Donghua Ding
Michael Leung
Joseph Tong

*        *        *

The foregoing Audit Committee Report shall not be deemed “filed” under the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall not be deemed to be incorporated by reference in any previous or future documents filed by the Company with the Securities and Exchange Commission under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates the Audit Committee Report by reference in any such document.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our audit committee has adopted procedures which set forth the manner in which the audit committee will review and approve all audit and non-audit services to be provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company before that firm is retained for such services. The pre-approval procedures are as follows:

•	Any audit or non-audit service to be provided to us by the independent accountant must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

•	The audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through the execution of an engagement letter for the services by a member of the audit committee.

DISCLOSURE OF FEES CHARGED BY INDEPENDENT ACCOUNTANTS

The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian CPAs Limited Company for certain services rendered to our company during 2004 and 2005.

	For the year ended December 31,
	(in thousands of U.S. dollars)
	2004 (1)	2005 (1)
Audit fees (2)	$350	$550
Audit-related fees (3)	150	—
Tax fees (4)	86	50
Others (5)	1	50
Total	$587	$650

(1)	The fees disclosed are exclusive of out-of-pocket expenses and taxes on the amounts paid, which totaled US$56,000 in 2004 and US$79,000 in 2005.
(2)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(3)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors related to the audit of our financial statements that are not reported under “Audit Fees” and consultation on accounting standards or transactions.
(4)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax advice.
(5)	“Others” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for services not reported above.

In making its recommendation to ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our company’s independent auditors for the fiscal year ending December 31, 2006, the audit committee has considered whether services other than audit and audit-related services provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company are compatible with maintaining the independence of PricewaterhouseCoopers Zhong Tian CPAs Limited Company.

SHAREHOLDER COMMUNICATIONS WITH

THE BOARD OF DIRECTORS

The following procedures have been established by our board of directors in order to facilitate communications between our shareholders and our board of directors:

1)	Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our board of directors or to any individual director by mail to NetEase.com, Inc., 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084, Attention: Chief Financial Officer.

2)	Our Chief Financial Officer will be responsible for the first review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our board has identified as correspondence which may be retained in our files and not sent to directors.

Our board of directors has authorized the Chief Financial Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the Chief Financial Officer will not screen communications sent to directors.

3)	The log of shareholder correspondence will be available to members of our board for inspection. At least once each year, the Chief Financial Officer will provide to our board a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our board.

STOCK PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return data for our ADSs, based on closing prices for the period from December 31, 2001 to December 31, 2005 against the cumulative return over such period of:

•	The Nasdaq National Market Composite Index, and

•	the Goldman Sachs Internet Index.

The graph assumes that US$100 was invested on December 31, 2001 in our ADSs and in each of the comparative indices. All information relating to our ADSs in the performance graph has been restated to give effect to the ADS ratio change from 1 ADS for every 100 ordinary shares to 1 ADS for every 25 ordinary shares effective March 27, 2006. The ADS ratio change had the effect of a four-for-one share split. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

William Ding
Member of the Board of Directors and Chief Executive Officer

Dated: July 28, 2006

Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF NETEASE.COM, INC.

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 7, 2006

The undersigned shareholder of NETEASE.COM, INC., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated July 28, 2006, and hereby appoints William Ding and Denny Lee or any one of them, proxies, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on September 7, 2006 at 10:00 a.m., Beijing time, at the Company’s offices located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

PROPOSAL NO. 1: Re-elect the following directors to serve for the ensuing year and until their successors are elected and duly qualified:

1. William Ding	5. Michael Leung
2. Donghua Ding	6. Joseph Tong
3. Lun Feng	7. Michael Tong
4. Denny Lee

[ ] FOR ALL NOMINEES	[ ] AGAINST ANY INDIVIDUAL NOMINEE (WRITE NUMBER(S) OF NOMINEE(S) BELOW). __________________	[ ] WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE (WRITE NUMBER(S) OF NOMINEE(S) BELOW). __________________

1

PROPOSAL NO. 2: Appoint PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent auditors of NetEase.com, Inc. for the fiscal year ending December 31, 2006.

[ ] FOR	[ ] AGAINST	[ ] ABSTAIN

DATED: , 2006

SHAREHOLDER NAME:

Signature

Signature

This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their stock certificate, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign and mail this

proxy card back as soon as possible!

2

Exhibit 99.3

☐	Ú DETACH PROXY CARD HERE Ú

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.	☒ Votes must be indicated (x) in Black or Blue ink.

PROPOSAL NO. 1: Re-elect the following directors to serve for the ensuing year and until their successors are elected and duly qualified:	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN

1. William Ding	☐	☐	☐	6. Joseph Tong	☐	☐	☐

2. Donghua Ding	☐	☐	☐	7. Michael Tong	☐	☐	☐

3. Lun Feng	☐	☐	☐	PROPOSAL NO. 2: Appoint PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent auditors of NetEase.com, Inc. for the fiscal year ending December 31, 2006.	☐	☐	☐

4. Denny Lee	☐	☐	☐

5. Michael Leung	☐	☐	☐	To change your address, please mark this box.			☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.
	Date	Share Owner sign here	Co-Owner sign here

NETEASE.COM, INC.

Instructions to The Bank of New York, as Depositary

(Must be received prior to the close of business on August 31, 2006)

The undersigned registered holder of American depositary receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other deposited securities represented by such receipt(s) of NetEase.com, Inc. registered in the name of the undersigned on the books of the Depositary as of the close of business on July 21, 2006 at the Annual General Meeting of Shareholders of NetEase.com, Inc. to be held at 10:00 a.m. on September 7, 2006 at the Company’s offices located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084, in respect of the resolutions specified on the reverse.

NOTE:

1.	Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.
2.	It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

To include any comments, please mark this box.    ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.